UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                SoftNet Systems, Inc.
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                      833964109
                                    (CUSIP Number)

                                   John P. Tamisiea
                               McDermott, Will & Emery
                                227 West Monroe Street
                               Chicago, Illinois 60601
                                    (312) 984-6957
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   September 15, 1995
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     SCHEDULE 13D

     CUSIP No. 833964109
     ___________________________________________________________________________
     1    NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          A.J.R. Oosthuizen
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) / /
     ___________________________________________________________________________
     3    SEC USE ONLY


     ___________________________________________________________________________
     4    SOURCE OF FUNDS

          00 See Item 3 below
     ___________________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     ___________________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
     ___________________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         334,932 shares of Common Stock
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                N/A
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                334,932 shares of Common Stock
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              N/A
     ___________________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          334,932 shares of Common Stock
     ___________________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            / /
     ___________________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%
     ___________________________________________________________________________
     14   TYPE OF REPORTING PERSON

          IN
     ___________________________________________________________________________


     Item 3.   Source and Amount of Funds or Other Consideration

     Under the Agreement and Plan of Reorganization, dated March 24, 1995 (the "Merger Agreement"), by and among the Issuer, a wholly-owned subsidiary of the Issuer ("Subsidiary") and Micrographic Technology Corporation ("MTC"), Mr. Oosthuizen acquired the 334,932 shares of Common Stock in exchange for all of his shares of MTC in connection with the merger of MTC with and into Subsidiary, which merger was effective September 15, 1995 (the "Merger").

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     By the terms of Exhibit D to the Merger Agreement described in Item 3 above, Mr. Oosthuizen cannot dispose of the common shares of the Issuer he received in the Merger prior to the second anniversary of the closing date of the Merger.

     Item 7.   Material to be Filed as Exhibits

     99.1 The Merger Agreement described in Item 3 is contained in the Issuer's Registration Statement on Form S-4, as amended, Registration No. 33-95542, incorporated herein by reference.

     99.2*     Exhibit D to the Merger Agreement as described in Item 6.

     ____________________

     * Filed herewith.



     Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

     Dated:  December 8, 1995



     /s/ Adrian J.R. Oosthuizen
     A.J.R. Oosthuizen